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                             September 19, 2022

       Patrick McMahon
       Chief Executive Officer
       Public Company Management Corporation
       9340 Wilshire Boulevard, Suite 203
       Beverly Hills, CA 90212

                                                        Re: Public Company
Management Corporation
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed September 6,
2022
                                                            File No. 000-50098

       Dear Mr. McMahon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form 10-12G filed September 6, 2022

       Directors, Executive Officers, Promoters and Control Persons Conflicts of Interest, page 20

   1.                                                   We reissue comment 3.
We note the risk factor on page 11 and the general disclosure on pages 20 and 22
about conflicts of interest. Please provide disclosure of the specific conflicts of interest,
specifically identifying the business involvements of Mr. McMahon and Repository Services
LLC that present a conflict of interest with this company.
       Certain Relationships and Related Transactions and Director Independence, page 21

   2. We note your response to comment 4. Please file the obligation extension agreement entered into as of
September 30, 2020 as an exhibit. In this regard, we note that the agreement filed as
Exhibit 10.4 was entered into as of August 31, 2022. In addition, Patrick McMahon
Public Company Management Corporation
September 19, 2022
Page 2
      please revise your disclosure to clarify that the maturity date of the promissory note was extended initially to October 31, 2021 and has been extended for additional periods at the option of the company. In this regard, we note the recital in Exhibit
10.4 that the
      company "had entered into various prior Extension Agreements" and your disclosure in periodic reports filed with OTC Markets regarding several prior extension agreements.
Note 8 - Subsequent Events, page 38

3. We note that you have evaluated subsequent events through the date that the financial statements were available to be issued. As an SEC filer, you are required to evaluate subsequent events through the date the financial statements are issued. Refer to ASC 855-
      10-25-1A. Please revise your evaluation and disclosure accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNamePatrick McMahon
                                                  Division of Corporation
Finance
Comapany NamePublic Company Management Corporation
                                                  Office of Real Estate &
Construction
September 19, 2022 Page 2
cc:       Ron Stauber
FirstName LastName